November 30,
2005


Mail Stop 4561

Andrew Mercer
8880 Rio San Diego Drive
8th Floor
San Diego, CA 92108

      Re:	Commerce Development Corporation, LTD.
		Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the quarters ended March 31, 2005, June 30,
2005
& September 30, 2005
		File No. 333-104647

Dear Mr. Mercer:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Item 7 - Financial Statements

Independent Auditors` Report, page 17
1. The audit report does not make reference to the cumulative since inception data included in the financial statements. Please make the appropriate revisions to show the cumulative data has been audited.

2. Refer to the last paragraph under Plan of Operations on page
16.
It states, "Our independent certified public accountants have stated in their report dated April 4, 2005 included herein, that we have had difficulty in generating sufficient cash flow to meet is obligations, and that we are dependent upon management`s ability to develop profitable operations. These factors among others may raise substantial doubt about our ability to continue as a going concern."
It does not appear that your auditors have included the going concern language in their report. Please advise us or revise accordingly.

Condensed Consolidated Balance Sheet, page F-2
3. Please revise the condensed consolidated balance sheet as of
December 31, 2004 so that it is mathematically accurate and tell us
the nature of the changes you made in revising the amounts.
*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3413 if you have questions.




							Sincerely,



            Cicely Luckey
      Branch Chief



??

??

??

??

Andrew Mercer
Commerce Development Corporation, LTD.
November 30, 2005
Page 1